DLA Piper Rudnick Gray Cary US LLP
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Paul M. McDermott
paul.mcdermott@dlapiper.com
T 617.406.6054 F 617.406.6154
February 17, 2006
Mr. Brad Skinner
Mr. Chauncey Martin
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561CF/AD3
Washington, D.C. 20549

Re:	Visicu, Inc.
Registration Statement on Form S-1
Amendment No. 1 filed January 19, 2006
SEC File No. 333-129989
Dear Mr. Skinner and Mr. Martin:
     We are writing on behalf of our client, Visicu, Inc. (the “Company”), to advise the Staff that the Company has reassessed its estimates of the fair market value of the common stock underlying equity awards granted since January 1, 2005. As a result of this reassessment, the Company plans to record aggregate stock based compensation expense of approximately $7.3 million in connection with these equity awards. Given the magnitude of this adjustment, the Company and its auditors believe that the best course of action is to confirm that the Staff will have no further stock-based compensation comments before the Company files a registration statement amendment including audited 2005 financial statements.
     We appreciate having had the opportunity to discuss our responses to comments 9 through 13 of the Staff’s comment letter dated February 3, 2006 (the “February 3 Comment Letter”). We note that the Staff’s comment number 11 requests the Company to reconcile and explain the differences between the fair values of the underlying common stock at each contemporaneous valuation date, including the difference between the most recent fair value of $5.67 per share and the midpoint of the expected price range for the offering of $12.00 per share. In response, the Company has reviewed and reconsidered the retrospective and contemporaneous valuations prepared by the Company’s independent valuation specialist. While the Company continues to believe that the valuation specialist’s valuation reports provided a reasonable and objective estimate of the fair value of the

Messrs. B. Skinner and C. Martin
February 17, 2006

Company’s common stock in the manner prescribed by the AICPA’s Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” (the “Practice Aid”) at the time they were prepared, the Company recognizes the Staff’s concerns about the disparity between the contemporaneous and retrospective valuations generated by the independent valuation specialist and relied upon by the Company and the $12.00 midpoint of the offering price range.
     After giving careful consideration to our discussions and revisiting the methodologies and assumptions utilized by the independent valuation specialist in its contemporaneous and retrospective valuation reports, the Company has decided to reassess the fair value of its common stock underlying equity awards granted since January 1, 2005. The reassessed fair values and the accompanying rationale are set forth in detail below.
First Quarter 2006
     As communicated to the Staff in our letter dated January 24, 2006, the Company and its underwriters determined the expected offering price range of $11.00 to $13.00 per share in late January 2006. The Company acknowledges that the midpoint of the range, $12.00 per share, represents a better objective estimate of the value of the Company’s common stock (if it were a publicly-traded company) in the first quarter of 2006 than the estimate presented in the contemporaneous valuation report. Therefore, upon revisiting the fair value of its common stock in the first quarter of 2006, the Company has determined to rely on the midpoint of the offering price range rather than the contemporaneous valuation report for the first quarter of 2006. However, the Company notes that the expected offering price is only an estimate and the Company and its underwriters have neither sought nor received any offers from institutional or other investors to purchase the Company’s common stock at that price. Moreover, the offering remains subject to a number of contingencies and uncertainties, and there is no guarantee that the initial public offering will be completed and that the Company will become a publicly-traded company deserving of a public company valuation. For these reasons, the Company believes that a discount from the midpoint price of $12.00 per share for lack of marketability is justified. In light of the current stage of the offering and the favorable prospects for completion, the Company believes that a 10% discount to the midpoint price is appropriate. Accordingly, the reassessed fair value of the common stock underlying equity awards in the first quarter of 2006 is $10.80 per share, which is a 190% increase over the previous estimate of $5.67 per share.
Fourth Quarter 2005
     The Company filed its registration statement on November 29, 2005 and received its initial set of comments from the Staff on December 23, 2005. Thus, the Company had made a fair amount of progress towards its pursuit of a public offering during the fourth quarter of 2005. Upon revisiting the fair value of its common stock in the fourth quarter of 2005, the Company has determined that the offering price range still provides a better objective estimate of the value of the Company’s common stock (if it were a publicly-traded company) in the fourth quarter of 2006 than the estimate presented in the contemporaneous valuation report for that quarter. However, the Company believes that a

Messrs. B. Skinner and C. Martin
February 17, 2006

discount for lack of marketability is appropriate for all of the reasons that a discount is appropriate with regard to the first quarter of 2006. In addition, because the public offering process was at an earlier stage and subject to greater contingencies and uncertainties, the Company has determined that the discount for lack of marketability should be 20% of the mid-point of the offering range of $12.00. As outlined in our supplemental letter dated February 7, 2006 (the “February 7 Supplemental Response Letter”), there have been three seminal studies performed to determine the discount for marketability, and the Practice Aid provides guidance as to the significant risk of successfully completing a public offering. For example, the Company notes that in the study conducted by Professor William Silber of New York University that identifies two clusters of discounts for unregistered placements in public companies, the larger company median discount was 14.1% while the smaller company median discount was 53.9%. Given the results of the studies outlined in our February 7 Supplemental Response Letter and that the likely effective date of an offering will be during March 2006, approximately three months from the end and approximately six months from the beginning of the fourth quarter, and because the public offering process was at an earlier stage and subject to greater contingencies and uncertainties than those that existed in the first quarter of 2006, the Company believes that a 20% discount for lack of marketability is reasonable. As a result, the reassessed fair value of the common stock underlying equity awards granted in the fourth quarter of 2005 is $9.60 per share, which is a 320% increase over the previous estimate of $3.00 per share.
Third Quarter 2005
     In the third quarter of 2005, the Company had not filed a registration statement, and there was considerable uncertainty about whether the Company would pursue the initial public offering process. Therefore, upon revisiting the fair value of its common stock in the third quarter of 2005, the Company has determined that the offering price range determined in the first quarter of 2006 is too attenuated and is not the best objective evidence of the fair value of the Company’s common stock during the third quarter of 2005. Rather, the Company continues to believe that the contemporaneous valuation reports prepared by its independent valuation specialist provide the best available objective evidence of the fair value of the Company’s common stock during the third quarter of 2005. However, the Company has revisited the underlying methodologies and assumptions used in the contemporaneous valuation reports to determine if they need to be reassessed. Based on its review, the Company has determined that the estimate of the fair value of the common stock in the third quarter should be adjusted as outlined below.
     First, the Company has carefully considered its discussions with the Staff about the timing of the issuance of the valuation reports at the beginning of each quarter relative to the application of the estimated fair value in the reports to option grants during the remainder of the quarter, particularly in light of the sequential increases in the fair value estimates from quarter to quarter. In order to allay the Staff’s concerns and to utilize a more conservative approach, the Company has decided to apply the estimated fair value of each valuation report to the option grants in the quarter preceding the date of the valuation. As a result, the Company has decided to apply the estimate of fair value contained in the valuation report issued at the beginning of the fourth quarter of 2005 (the “Q4 2005 Report”)

Messrs. B. Skinner and C. Martin
February 17, 2006

to all option grants made in the third quarter of 2005. As noted below, the Company has taken the same conservative approach to its reassessment with regard to the earlier quarters of 2005.
     Second, the Company reassessed the methodologies and assumptions utilized in the Q4 2005 Report. Based on its review the Company has determined that two of the underlying assumptions should be adjusted. In determining the fair value of the Company’s common stock, the valuation specialist utilized a market approach that considered both public guideline company comparables and acquisition transaction multiples. Public guideline company comparables were calculated based upon implied enterprise values derived from public medical software company comparables ($82.9 million), public subscription software company comparables ($135.8 million) and a free cash flow analysis ($278.8 million), which were weighted 40%, 40% and 20%, respectively. In addition, the valuation specialist weighted the public guideline company and acquisition transaction approaches 55% and 45%, respectively.
     The Company has determined to make certain adjustments to these two assumptions. Most importantly, the Company now believes that the Q4 2005 Report did not give appropriate weight to a valuation analysis based on free cash flow. The Company believes that a valuation based on free cash flow for the third quarter of 2005 is appropriate because it is the same methodology that the Company’s underwriters are now using to value the Company and notes that it is also the approach that yields the highest valuation. The use of the highest valuation approach in the third quarter is further warranted by the fact that the third quarter was a significant quarter in the Company’s history. It was the first quarter the Company recorded book income; it was determined that the Company was likely to fully realize its deferred tax assets in future periods and a resulting deferred tax benefit of $11.3 million was recorded to reduce the valuation allowance to zero; and due to the trending of the cash flow from operations the Company’s board of directors and management gained confidence in the Company’s ability to generate sufficient cash flow to fund the Company’s ongoing operations. In fact, in the third quarter of 2005 the Company’s board of directors and management began contemplating the $7.8 million cash dividend that was later declared and paid in October 2005. Accordingly, the Company has determined that part of its reassessment of the valuation should include a recalculation of the public guideline company comparable price based solely on a free cash flow analysis consistent with the approach used by the underwriters and the approach that results in the highest public company guideline valuation. In addition, the Company has determined that the Q4 2005 Report gives too much weight to acquisition transactions, given that the Company was contemplating pursuing a public offering process during the third quarter of 2005 and was not actively considering a sale transaction. Accordingly, the Company has determined to change the weighting between public guideline company comparables and acquisition transaction multiples to 80% and 20%, respectively, also resulting in an increase to the estimate of fair value. Based on the combined increased emphasis on the free cash flow and public guideline company approaches, the reassessed fair value of the common stock underlying equity awards granted in the third quarter of 2005 is $5.74 per share, which is a 286% increase over the previous estimate of $2.01 per share.

Messrs. B. Skinner and C. Martin
February 17, 2006

Second Quarter 2005
     Consistent with the conservative approach taken with respect to the third quarter of 2005, the Company has determined to use the valuation report prepared for the third quarter of 2005 (the “Q3 2005 Report”) to determine the fair value of the Company’s common stock underlying equity awards granted in the second quarter of 2005. The Company notes that the Q3 2005 Report is a contemporaneous valuation report by an unrelated valuation specialist, which is a “Level A” report under the Practice Aid’s hierarchy. The Company revisited the methodologies and assumptions used in the Q3 2005 Report, and found them to be reasonable and appropriate in establishing the estimate of fair value of the common stock in the second quarter. Accordingly, the reassessed fair value of the Company’s common stock underlying equity awards granted in the second quarter of 2005 is $2.01 per share, which is a 6% increase over the previous estimate of $1.90 per share.
First Quarter 2005
     In order to be fully responsive to the Staff’s comments, the Company has revisited the reassessed fair value of the Company’s common stock underlying equity awards granted in the first quarter of 2005. Consistent with the conservative approach taken in the later quarters, the Company has determined to use the valuation report prepared for the second quarter of 2005 (the “Q2 2005 Report”) to determine the fair value of the Company’s common stock underlying equity awards granted in the first quarter of 2005. The Company revisited the methodologies and assumptions used in the Q2 2005 Report, and found them to be reasonable and appropriate in establishing the estimate of fair value of the common stock in the first quarter. Accordingly, the reassessed fair value of the Company’s common stock underlying equity awards granted in the first quarter of 2005 is $1.90 per share, which is a 73% increase over the previous estimate of $1.10 per share.
Financial Statement Impact of Revised Fair Value Figures
     The Company advises the Staff that based upon the revised estimates of the fair value of the common stock for each of the quarters in 2005 and the first quarter of 2006 as outlined above, the total resulting stock-based compensation expense that will be recorded for stock options granted from January 1, 2005 through the date of this letter will be approximately $7.3 million dollars, which will be recognized over the four-year vesting period of the stock options granted. Stock-based compensation expense for 2005 will be approximately $667,000. Stock-based compensation expense that will be recorded during 2006 with respect to stock options granted from January 1, 2005 through the date of this letter will be approximately $1.8 million, excluding any additional stock-based compensation expense to be recorded for additional stock option grants or other equity awards made during the remainder of 2006.
*     *     *     *     *

Messrs. B. Skinner and C. Martin
February 17, 2006

     Thank you for your attention to the foregoing. The Company and its auditors believe that the best course of action is to reach consensus with the Staff regarding its stock-based compensation comments before filing a registration statement amendment including audited 2005 financial statements. To that end, the Company and its auditors wish to work closely with the Staff to resolve its stock-based compensation comments as promptly as possible.

Sincerely,
/s/ Paul M. McDermott

Paul M. McDermott

cc: Daniel Lee, Esq.
      Barbara C. Jacobs, Esq.